SECU 15045175 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 27 2015 Washington DC 404

SEC FILE NUMBER
8- 68462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bendigo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 5th Avenue, 30th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways PArk Drive West, Suite 301 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher V. Reyes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bendigo Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEIDI JONES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/23/17

Signature

Chief Financial Officer / FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bendigo Securities, LLC

Annual Audited Report
Form X-17a-5, Part III
Year Ended December 31, 2014

Confidential Treatment Requested
Per Rule 17a-5(e)(3)

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Bendigo Securities, LLC

Statement of Financial Condition
December 31, 2014

CONTENTS **Page(s)**

M MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
Bendigo Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bendigo Securities LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bendigo Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions") and (2) Bendigo Securities LLC stated that Bendigo Securities LLC met the identified exemption provisions throughout the period from June 1, 2014, through December 31, 2014 without exception. Bendigo Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bendigo Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WeiserMazars LLP

Woodbury, NY
February 24, 2015

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com

Bendigo Securities, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets	
Cash	$ 31,056
Other assets	20,113
Total Assets	$ 51,169
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 508
Due to parent	10,800
Total Liabilities	11,308
Member's Equity	39,861
Total liabilities and member's equity	$ 51,169

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Bendigo Securities, LLC (the "Company") (a wholly-owned subsidiary of CrowdClear, Inc, (the "Parent") which is a wholly owned subsidiary of Bendigo Management, LLC) is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company became a member of the Financial Industry Regulatory Authority ("FINRA") on August 2, 2011.

In October 2014, the Company received FINRA approval for an ownership change reflecting the insertion of a new holding company, between the Company and Bendigo Management, LLC. CrowdClear Inc. was formed as a holding company for the purpose of using the corporate entity as a vehicle to raise capital to fund the operations and business plan of the Company.

The Company was organized on October 21, 2009, under the laws of the State of Delaware.

As a limited liability company, the member's liability is limited to amounts reflected in his respective account.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company records fee income as it achieves certain performance thresholds required under agreements and records related expenses when incurred. For 2014, the company's revenue lines were commission earned from the sale of private placement securities or registered funds through the Mission Markets financial portal and providing services and support to its independent contractor registered representatives.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is not liable for federal or state income taxes. The member is responsible to report separately its distributive share of Company income or loss to tax authorities. The Company is, however, subject to the New York City unincorporated business tax.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2014, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state or local taxing authorities for years ending December 31, 2010, and thereafter.

Working Capital Contributions
The Member intends to continue to provide working capital to meet operational and regulatory requirements, through and including December 31, 2015.

3. Related Party Transactions

Through an agreement with its Parent, the Company is allocated certain operating expenses including executive officer support and other general services to be allocated in accordance with the agreement. During 2014, the Parent converted approximately $43,300 of advances into equity. At December 31, 2014, the balance due to the related party was approximately $10,800.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1 during the first year of commencing business.

At December 31, 2014, the Company had net capital, as defined, of $19,748 which was $14,748 above its required net capital of $5,000. Aggregate indebtedness at December 31, 2014 was $11,308. The ratio of aggregate indebtedness to net capital was 0.57 to 1.